The Coffee Class Corporation

ANNUAL REPORT

9620 Las Vegas Blvd S STE E4 # 591
Las Vegas, NV
7029190229
https://thecoffeeclass.com/

This Annual Report is dated October 1, 2026.

BUSINESS

The Coffee Class Corporation is a Las Vegas hospitality company that operates four brands: The Coffee Class, Almond & Oat, Horizon Shine Coffee Co., and Terminal 4 Bar. The Coffee Class is a bakery bistro born in Las Vegas that offers a refined menu, specialty coffee, handmade lattes, and scratch made pastries in a fast casual setting designed for guests who value quality and a warm, welcoming experience.

Founded in 2019, The Coffee Class began as an experiment to see if exceptional coffee could be paired with exceptional food in a single concept built around service. Today, each visit offers fresh baked pastries, coffee and tea, and food served all day, prepared with care and delivered with premium service.

In December 2022, we introduced Almond & Oat, a specialty coffee shop featuring espresso drinks made entirely without dairy so every guest can indulge freely. Almond & Oat offers a cozy atmosphere where guests feel at home and enjoy moments of relaxation and connection.

In May 2025, we opened our west side flagship, The Coffee Class Village Square, with seating for 72 guests and space designed for large gatherings, events, and special occasions. In March 2026, we opened The Coffee Class Water Street, home to Terminal 4 Bar, a speakeasy style cocktail bar in the Water Street district of Henderson. In May 2026, we rebranded our Horizon location as Horizon Shine Coffee Co.

The Company currently operates six locations, and three more are under construction: The Coffee Class Centennial Hills, The Coffee Class Arts District, and Almond & Oat 18b.

Corporate Structure

On October 28, 2021, KBC Companies LLC was formed as the parent company for the Company's operating entities. On August 18, 2022, KBC Companies LLC converted to a Nevada corporation, The Coffee Class Corporation. The Company conducts its operations through wholly owned Nevada limited liability companies:

The Coffee Class LLC: The Coffee Class Eastern
TCC Horizon LLC: Horizon Shine Coffee Co. (formerly The Coffee Class Horizon)
TCC St Rose LLC: Almond & Oat, Spencer Street
TCC Sahara LLC: The Coffee Class Village Square
A&O II LLC: Almond & Oat, S. Jones
TCC Water St LLC (formed October 1, 2025): The Coffee Class Water Street and Terminal 4 Bar
A&O III LLC (formed March 3, 2026): Almond & Oat 18b, Casino Center (opens October 2026)
TCC Centennial Hills LLC (formed April 23, 2026): The Coffee Class Centennial Hills (under construction)
TCC Arts District LLC (formed June 10, 2026): The Coffee Class Arts District (under construction)

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 2,500,000
Use of proceeds: Negligible, Founder's Shares
Date: August 18, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $371,674.45
Number of Securities Sold: 204,026
Use of proceeds: Operations, marketing, working capital
Date: March 14, 2023
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity

Final amount sold: $394,397.13
Number of Securities Sold: 243,617
Use of proceeds: TBD
Date: March 19, 2024
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 6,231
Use of proceeds: TBD
Date: March 19, 2024
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Revenue

Revenue for fiscal year 2025 was $4,474,979, an increase of 44% over fiscal year 2024 revenue of $3,102,419. The increase was driven primarily by the opening of our west side flagship, The Coffee Class Village Square, in May 2025, which quickly became our highest volume location. Our existing locations also contributed strong seasonal sales throughout the year.

Cost of Goods Sold

Cost of goods sold in 2025 was $3,045,381, compared to $2,131,733 in 2024. The increase was in line with our revenue growth from the addition of a new location.

Gross Margins

Gross profit for 2025 was $1,429,598, a gross margin of 31.9%, compared to $970,686 and a gross margin of 31.3% in 2024. Margins improved slightly as we continued to manage food cost, labor and delivery costs closely across all locations.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, rent, marketing, professional fees, depreciation, interest, and expansion costs for new locations. Total operating expenses in 2025 were $2,015,447, up from $1,231,273 in 2024, due mainly to the costs of opening and operating a new location and preparing for future openings. The Company recorded a net loss of $779,470 in 2025, compared to a net loss of $577,356 in 2024.

Historical results and cash flows:

Net cash used in operating activities improved to $241,881 in 2025 from $452,324 in 2024 as our larger revenue base absorbed more of our fixed costs. We invested in new locations during the year and funded that growth through equity, shareholder loans, and other financing. Since year end, we opened The Coffee Class Water Street and Terminal 4 Bar, rebranded our Horizon location as Horizon Shine Coffee Co., and began construction on three additional locations. We believe our growth will continue as we open strong new locations, innovate our menu, and deliver excellent guest experiences.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 22,101.

Debt

As of December 31, 2025, the Company's outstanding debt consisted of the following, per our reviewed financial statements:

Costarmos LLC: $644,775.00 at 6.5%
Continental Luxury: $106,583.00 at 12%
WebBank (Toast Capital): $80,662.00 at 0% (fixed financing fee)
Pipe Advance LLC: $31,760.00 at 0% (fixed fee)
Osvaldo Fernandez: $150,000.00 at 8%
Osvaldo Fernandez: $100,000.00 at 12%
Benjamin Urquhart: $50,000.00 at 6%
Saqib Islam: $50,000.00 at 10%

Raihan Ashraf: $25,000.00 at 10%
Kyle Cunningham: $25,000.00 at a 10% flat fee on principal

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Kyle Cunningham

Kyle Cunningham's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: CEO, Director, Treasurer, Secretary
• Dates of Service: October 2018 — Present
• Responsibilities: Principal manager of the company and all subsidiary locations. Kyle receives $100,000 annual compensation.

Other business experience in the past three years:

• Employer: RE/MAX Advantage
Title: Licensed Real Estate Professional + Co-Owner
Dates of Service: February 2007 — January 2023
Responsibilities: Cunningham Group is a family owned real estate team in Henderson, NV. We focus on helping people achieve their real estate goals throughout the Las Vegas valley. In addition to helping countless sellers get the highest price possible for their homes, we also specialize in assisting first time homeowners to achieve their dreams of home ownership as well as offer a New Home Concierge program to assist clients of all stripes to achieve the dream of new construction. Cunningham Group proudly supports local charities by giving a portion of every commission to causes that help the youth in our community to overcome obstacles to their success. Kyle was a partner.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Common Stock

Stockholder name: Kyle Cunningham
Amount and nature of beneficial ownership: 2,500,000 shares of Common Stock, held directly
Percent of class: 74.9% (of 3,339,214 shares outstanding)

Class A Preferred Stock

Stockholder name: Turnkey Investment Group Capital LLC
Amount and nature of beneficial ownership: 350,000 shares of Class A Preferred Stock, held directly
Percent of class: 50.0% (of 700,000 shares outstanding)

RELATED PARTY TRANSACTIONS

Select "No, updates needed." Your reviewed financial statements report several related party transactions, so "The Company has not conducted any related party transactions" contradicts Note 13 of your own filing.

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The Company has conducted the following related party transactions:

On December 31, 2025, the Company entered into a loan agreement with Kyle Cunningham, its Chief Executive Officer, under which the Company received an initial advance of $25,000, followed by an additional advance of $10,000 on January 9, 2026, for a total principal amount of $35,000. The loan bears simple interest totaling $3,500, with all principal and interest due in a single payment on March 1, 2026. The loan was approved by disinterested members of the Company's board of directors, is unsecured, and may be prepaid at any time without penalty. As of December 31, 2025, the outstanding principal balance was $25,000.

During 2025, the Company also entered into loan agreements with stockholders of the Company, as disclosed in Note 13 of the Company's financial statements:

Raihan Ashraf: $25,000 at 10%, with 12,500 shares of common stock issued as additional consideration
Osvaldo Fernandez: $150,000 at 8% and $100,000 at 12%, with a total of 100,000 shares of common stock issued as additional consideration
Benjamin Urquhart: $50,000 at 6%, with 25,000 shares of common stock issued as additional consideration
Saqib Islam: $50,000 at 10%, with 25,000 shares of common stock issued as additional consideration

OUR SECURITIES

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The Company has authorized Common Stock, Class B Common Stock, and Class A Preferred Stock.

Common Stock

Authorized: 5,000,000
Outstanding: 3,339,214 (as of December 31, 2025)
Voting Rights: Please see the voting rights of securities sold in this offering below which contain a voting proxy. In general Common Stock voting rights: Unless otherwise provided in the resolution providing for the issuance of stock adopted by the Board of Directors, each Stockholder of record and such Stockholder's duly authorized proxy or attorney in fact shall be entitled to one (1) vote for each share of stock standing registered in such Stockholder's name on the books of the Corporation on the record date. At all meetings of the Stockholders, the voting may be voice vote; but any qualified voter may demand a stock vote whereupon such stock vote shall be taken by ballot, each of which shall state the name of the Stockholder voting and the number of shares voted by such Stockholder and, if such ballot be cast by proxy, the ballot shall also state the name of such proxy; provided, however, that the mode of voting prescribed by statute for any particular case shall be in such case followed.
Material Rights:
Voting Rights of Securities Sold in this Offering
Voting Proxy. Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Class B Common Stock

Authorized: 840,000
Outstanding: 0

Voting Rights: Each share of Class B Common Stock is entitled to one (1) vote.
Material Rights: Class B Common Stock is reserved for issuance upon conversion of the Class A Preferred Stock. Holders of Class B Common Stock have the same rights, powers, privileges and preferences as holders of Common Stock and rank equally with the Common Stock with respect to dividends, distributions, voting and liquidation. Holders of Class B Common Stock, voting separately as a class, retain the exclusive right to designate one (1) member of the Company's Standing Committee.

Class A Preferred Stock

Authorized: 700,000
Outstanding: 700,000 (as of December 31, 2025)
Voting Rights: Each share of Class A Preferred Stock is entitled to one (1) vote.
Material Rights: Class A Preferred Stock has priority over Common Stock with respect to declared dividends and participates in liquidation on an as converted basis. Each share of Class A Preferred Stock automatically converts into 1.2 shares of Class B Common Stock on July 1, 2028. Holders may elect to convert earlier at the same ratio upon (a) a sale, lease or other disposition of all or substantially all of the Company's assets, (b) the dissolution, liquidation or winding up of the Company, (c) an acquisition by a third party of a controlling interest in the Company, (d) a merger or consolidation resulting in the termination of the Company's corporate existence, or (e) the holder's written request delivered to the Company with at least thirty (30) days' prior written notice.

Standing Committee

The Company's Standing Committee has approval rights over (a) the CEO's salary, additional compensation and fringe benefits package, (b) whether and to what extent the Company pays dividends or distributions, and (c) the authorization, but not the issuance, of additional shares of Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of

the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to $4,231,775.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants on one type of service, operating a cafe that sells food and beverages. Our revenues are therefore dependent upon the market for this type of service.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Minority Holder; Securities with No Voting Rights
The security that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies’ businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns a trademark, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such

violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1) to the Company;
(2) to an accredited investor;
(3) as part of an offering registered with the SEC; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of

the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

The Coffee Class Corporation

By /s/ Kyle Cunningham

Title: CEO

By /s/ Kyle Cunningham

Name: Kyle Cunningham

Title: CEO

By /s/ Kyle Cunningham

Name: Kyle Cunningham

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

The Coffee Class Corporation

Balance Sheet

As of Dec 31, 2025

	Total
Assets	
Current Assets	
Bank Accounts	
Eastern Accounts	
BofA Main-8941	2,463.32
Cash Clearing BofA Main-8941	-308.02
Total for Eastern Accounts	**$2,155.30**
Horizon Accounts	
BofA-Horizon Operating-7344	1,887.49
RM and Petty Cash Checking (1906)	308.02
Total for Horizon Accounts	**$2,195.51**
South Jones 0359	605.41
St. Rose Accounts	
BofA Bill Pay & Payroll - 1287	431.08
Cash - St. Rose	0.00
Total for St. Rose Accounts	**$431.08**
The Coffee Class Corp Accounts	
BofA-2745	6,892.39
Corporate Cash Reserve 5133	-133.72
Total for The Coffee Class Corp Accounts	**$6,758.67**
Village Square	8,340.32
Village Square Cash	0.00
Water St 9939	49.74
Total for Bank Accounts	**$20,536.03**
Other Current Assets	
Cash in Till and Safe - Eastern	500.00
Cash in Till and Safe - Horizon	500.00
Cash in Till and Safe - Village Square	500.00
Deposits in Transit	0.00
Employee Advance	0.00
In Kind Contra Asset	97,510.06
Inventory Asset	1,556.02
Merchant Clearing	0.00
Toast Clearing	5,926.67
Uncategorized Asset	500.00
Total for Other Current Assets	**$106,992.75**
Total for Current Assets	**$127,528.78**
Fixed Assets	
Asset Purchase	30,478.85

The Coffee Class Corporation

Balance Sheet

As of Dec 31, 2025

	Total
Fixed Assets	
Accumulated Depreciation	-369,789.86
Furniture & Equipment	268,523.69
Leasehold Improvements	1,004,978.66
Signage	12,680.00
Total for Fixed Assets	**$916,392.49**
Horizon Location	-22,493.00
Total for Fixed Assets	**$924,378.34**
Other Assets	
Accumulated Amortization	-41,005.00
Equipment Deposit	7,280.66
Loan Fees	35,229.02
Organizational costs	850.00
Purchased Goodwill	4,000.00
Purchased Noncompete	10,000.00
Security Deposit - Landlord	61,903.53
Start up Expenditures	1,020,368.76
Total for Other Assets	**$1,098,626.97**
Total for Assets	**$2,150,534.09**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	-154,440.17
Total for Accounts Payable	**-$154,440.17**
Credit Cards	
Ramp Card	1,687.76
Total for Credit Cards	**$1,687.76**
Other Current Liabilities	
Accrued Payroll	0.00
Deferred Gift Card Sales	14,591.23
Federal Tax Payable	0.00
In Kind Liability	195,020.12
Loan Payable - Door Dash	0.00
Nevada Department of Taxation Payable	0.00
Note Payable - Continental Luxury	106,582.86
Note Payable - Pipe	31,760.07
Payroll Liabilities	0.00
Rewards Network Prepaid Dining	119,123.50
Sales Tax Payable	1,495.57
Undistributed Tips	5,794.59
Total for Other Current Liabilities	**$474,367.94**

The Coffee Class Corporation

Balance Sheet

As of Dec 31, 2025

	Total
Total for Current Liabilities	**$321,615.53**
Long-term Liabilities	
EIDL Loan	0.00
Loan From Kyle Cunningham	25,000.00
Loan Payable - Costarmos LLC	644,774.87
Loan Payable - Toast Capital	80,662.27
Note Payable - Benjamin Urquhart	50,000.00
Note Payable - Saqib Islam	50,000.00
Notes Payable - Osvaldo Fernandez	150,000.00
Notes Payable - Osvaldo Fernandez Nov 2025 Note	100,000.00
Notes Payable - Raihan Ashraf	25,000.00
Total for Long-term Liabilities	**$1,125,437.14**
Total for Liabilities	**$1,447,052.67**
Equity	
Class A Investor	700,000.00
Common Stock	5,000.00
Kyle C Distribution	0.00
Kyle C Investment	0.00
Opening Balance Equity	0.00
Paid In Capital	2,500.00
Start Engine Stock	592,904.91
Retained Earnings	-701,045.46
Net Income	104,121.97
Total for Equity	**$703,481.42**
Total for Liabilities and Equity	**$2,150,534.09**

The Coffee Class Corporation

Profit and Loss (2025-01-01 to 2025-12-31)
January-December, 2025

	Total
Income	
Sales	
Coffee & Tea Sales	2,213,031.14
Food Sales	2,532,863.83
Sales Discounts	-$133,683.66
Employee Meals	-137,232.23
Total for Sales Discounts	**-$270,915.89**
Total for Sales	**$4,474,979.08**
Total for Income	**$4,474,979.08**
Cost of Goods Sold	
Cost of Food	-$203.53
Coffee	314,518.25
Food	849,672.35
Paper Supplies	26,656.02
Restaurant Supplies	56,472.72
Total for Cost of Food	**$1,247,115.81**
Cost of Labor	
Bonus	2,100.00
Overtime	48,480.64
Payroll Taxes	225,851.61
Salaries & Wages	1,397,590.04
Total for Cost of Labor	**$1,674,022.29**
Merchant Service Fees	355.23
Total for Cost of Goods Sold	**$2,921,493.33**
Gross Profit	**$1,553,485.75**
Expenses	
Advertising & Marketing	$134,065.07
Meta/Facebook/Instagram	13,190.55
Other Marketing Expenses	9,714.85
Professional Marketing Services	9,000.00
Third Party Promotions	138,627.70
Total for Advertising & Marketing	**$304,598.17**
Auto Expenses	
Fuel	3,177.07
Parking	6.00
Total for Auto Expenses	**$3,183.07**
Background Checks	3,191.57
Bank Charges & Fees	6,831.01
Charitable Donations	250.00
Consulting Fees	104.96
Contractors	24,661.97

The Coffee Class Corporation

Profit and Loss (2025-01-01 to 2025-12-31)
January-December, 2025

	Total
Delivery Service Fees	
DoorDash Fees	8,138.24
UberEats Fees	144,855.88
Total for Delivery Service Fees	**$152,994.12**
Dues & Subscriptions	11,145.41
Equipment Lease	45,110.36
Graphic Design	200.00
Insurance	$31,342.11
Workers Comp	12,468.14
Total for Insurance	**$43,810.25**
Interest Paid	$80,528.68
In Kind Expense	70,943.16
Total for Interest Paid	**$151,471.84**
Internet Expense	13,071.26
Legal & Professional Services	$8,054.03
Accounting	37,825.00
Total for Legal & Professional Services	**$45,879.03**
Merchant Processing Fees	128,039.35
Office Expenses	42,056.14
Office Supplies	3,840.81
Payroll Expenses	$13,658.65
NV State Unemployment Expenses	10.94
Total for Payroll Expenses	**$13,669.59**
Permits	1,213.84
Postage & Delivery	2,033.95
Printing & Reproduction	2,037.37
Reimbursed Expenses	25.42
Rent & Lease	237,143.11
Repairs & Maintenance	50,182.56
Research & Development	9,421.20
Severance	12,500.00
Software and Technology	65,660.20
Staff Recognition and Rewards	3,978.62
Taxes & Licenses	9,536.94
Towel/Laundry Services	19,136.88
Training & Development	1,905.45
Travel	3,854.24
Unapplied Cash Bill Payment Expense	905.75
Uniform Expense	3,174.88
Utilities	46,623.40
Total for Expenses	**$1,463,442.72**
Net Operating Income	**$90,043.03**

The Coffee Class Corporation

Profit and Loss (2025-01-01 to 2025-12-31)

January-December, 2025

	Total
Other Income	
Interest Income	482.64
Other Income	15,847.30
Total for Other Income	**$16,329.94**
Other Expenses	
Ask Kyle	1,000.00
Other Expense	1,251.00
Total for Other Expenses	**$2,251.00**
Net Other Income	**$14,078.94**
Net Income	**$104,121.97**

The Coffee Class Corporation

Statement of Cash Flows

January - December 2025

	TOTAL
OPERATING ACTIVITIES	
Net Income	-38,661.65
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Cash in Till and Safe - Village Square	-500.00
In Kind Contra Asset	-89,056.84
Merchant Clearing	3,922.67
Toast Clearing	4,687.63
Equipment Deposit	-4,545.91
Loan Fees	-35,229.02
Start up Expenditures	-739,989.97
Accounts Payable (A/P)	160,879.56
Ramp Card	1,523.55
Accrued Payroll	0.00
Deferred Gift Card Sales	8,370.64
In Kind Liability	178,113.67
Note Payable - Continental Luxury	106,582.86
Note Payable - Pipe	31,760.07
Rewards Network Prepaid Dining	119,123.50
Sales Tax Payable	1,495.57
Undistributed Tips	9,044.16
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-243,817.86**
Net cash provided by operating activities	**$ -282,479.51**
INVESTING ACTIVITIES	
Fixed Assets:Furniture & Equipment	-48,924.11
Fixed Assets:Leasehold Improvements	-571,364.28
Security Deposit - Landlord	-37,276.39
Net cash provided by investing activities	**$ -657,564.78**
FINANCING ACTIVITIES	
Loan From Kyle Cunningham	30,000.00
Loan Payable - Costarmos LLC	-36,182.22
Loan Payable - Toast Capital	-83,103.72
Note Payable - Benjamin Urquhart	50,000.00
Note Payable - Saqib Islam	50,000.00
Notes Payable - Osvaldo Fernandez	150,000.00
Notes Payable - Osvaldo Fernandez Nov 2025 Note	100,000.00
Notes Payable - Raihan Ashraf	25,000.00
Class A Investor	480,000.00
Opening Balance Equity	0.00
Net cash provided by financing activities	**$765,714.06**
NET CASH INCREASE FOR PERIOD	**$ -174,330.23**
Cash at beginning of period	194,866.26
CASH AT END OF PERIOD	**$20,536.03**

THE COFFEE CLASS CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

(UNAUDITED) For the years ended December 31, 2023, 2024 and 2025

	Class A Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Balance, December 31, 2023	-	$ -	2,951,714	$ 2,952	$ 286,456	$ (624,068)	$ (334,660)
Issuance of Class A Preferred Stock	235,000	235	-	-	530,762	-	530,997
Net loss	-	-	-	-	-	(577,356)	(577,356)
Balance, December 31, 2024	235,000	$ 235	2,951,714	$ 2,952	$ 817,218	$ (1,201,424)	$ (381,019)
Issuance of stock	465,000	465	387,500	387	479,148	-	480,000
Net loss	-	-	-	-	-	(779,470)	(779,470)
Balance, December 31, 2025	700,000	$ 700	3,339,214	$ 3,339	$ 1,296,366	$ (1,980,894)	$ (680,489)
						2024	*2025*
Tie out to reviewed balance sheet (should be 0)						*0*	*0*

Source: The Coffee Class Corporation consolidated financial statements as of and for the years ended December 31, 2025 and 2024, Independent Accountants' Review Report dated August 14, 2026.

The December 31, 2023 balance is the opening balance in the reviewed statement of changes in stockholders' deficit. The review shows the total as (334,661); the components sum to (334,660) due to rounding.

2025 issuance: 387,500 common shares and 465,000 Class A Preferred shares for total proceeds of $480,000. Share counts and APIC are set so 2025 ending balances tie to the reviewed balance sheet (preferred $700, common $3,339, APIC $1,296,366).

Par value is $0.001 per share for common and Class A Preferred stock.

Amounts that come from the statement of operations

Amounts that tie to the balance sheet

NOTE 1 – NATURE OF OPERATIONS

The Coffee Class Corporation was formed on August 18, 2022 ("Inception") in the State of Nevada. The financial statements of The Coffee Class Corporation (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Las Vegas, Nevada.

The Coffee Class Corporation is a specialty coffee bistro that brings together best-in-class handmade pastries, savory breakfast and lunch options with handcrafted lattes to the Las Vegas market. The Coffee Class sells coffee, pastries, and food items online, in person, at curbside pickup and through delivery channels via our Toast POS system and third-party delivery partners. Our primary customer purchases iced and hot lattes mainly, but we also sell teas, hot coffee, and similar products.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2025 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of handcrafted coffee and other beverages, fresh pastries and baked goods, and breakfast and lunch menu items at its bakery bistro locations, as well as from catering services, takeout, curbside pickup, and delivery orders, when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Nevada state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Promissory Notes and Loans

As of December 31, 2025, the Company had the following promissory notes and loans outstanding:

Note Payable, Continental Luxury: principal amount of $127,829 at 12.00% interest, borrowed October 20, 2025 and maturing September 30, 2026. The outstanding balance was $106,583 (all current) as of December 31, 2025 and $15,339 as of December 31, 2024.

Loan Payable, Costarmos LLC: principal amount of $690,000 at approximately 6.5% interest, borrowed May 27, 2024 and maturing January 1, 2032. The outstanding balance was $644,775 ($120,000 current and $524,775 noncurrent) as of December 31, 2025 and $680,957 ($36,182 current and $644,775 noncurrent) as of December 31, 2024.

Total promissory notes and loans outstanding were $751,358 as of December 31, 2025 and $696,297 as of December 31, 2024.

Merchant Cash Advance Payable

On September 12, 2025, the Company entered into a merchant cash advance agreement with Pipe Advance LLC (via Pipe Technologies Inc.) for an advance of $37,500 with a total repayment obligation of $44,455, including a $6,955 fee. Repayments are made through a daily collection rate of 15% of the Company's receivables processed primarily through Uber. As of December 31, 2025, the outstanding balance of this obligation was $31,760.

During 2025 and 2024, the Company entered into a series of Business Loan and Security Agreements with WebBank under the Toast Capital program, providing total gross financing proceeds of $448,000 with fixed financing fees of $109,000. Repayment is made through daily remittances of 11.0% to 16.5% of the Company's daily payment card sales. As of December 31, 2025 and December 31, 2024, the outstanding balance of these obligations was $80,662 and $163,766, respectively.

Loans from related parties are described in Note 6.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

Operating Leases

The Company has five operating leases for business premises with terms maturing through 2031. Monthly payments range from $2,050 to $14,740 and contain escalation clauses. Rent expense is recorded on a straight line basis over the lease term. As of December 31, 2025 and 2024, the weighted average remaining lease term was 4.49 years and 2.90 years, respectively, and the weighted average discount rate was 10%.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2025 are as follows:

2026: $514,809

2027: $530,366

2028: $487,907

2029: $502,544

Thereafter: $308,386

Present value discount: ($457,731)

Total lease liability: $1,886,281

Cash paid for amounts included in the measurement of operating lease liabilities was $277,329 and $58,068 for the years ended December 31, 2025 and 2024, respectively.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 5,000,000 shares of our common stock with par value of $0.001. As of December 31, 2025 the company has currently issued 3,339,214 shares of our common stock.

Class B Common Stock
We have authorized the issuance of 840,000 shares of our Class B common stock with par value of $0.001. As of December 31, 2025 the company has currently issued 0 shares of our Class B common stock.

Class A Preferred Stock

We have authorized the issuance of 700,000 shares of our Class A preferred stock with par value of $0.001. As of December 31, 2025 the company has currently issued 700,000 shares of our Class A preferred stock (235,000 shares as of December 31, 2024).

Each share of Common Stock and Class B Common Stock is entitled to one vote and participates pro rata in dividends declared by the Board and in distributions upon liquidation, subject to the rights of the Class A Preferred Stock. Each share of Class A Preferred Stock is entitled to one vote, has priority with respect to declared dividends, and participates in liquidation on an as converted basis. Each Class A Preferred share automatically converts into 1.2 shares of Class B Common Stock on July 1, 2028, unless converted earlier in accordance with the Articles of Incorporation.

NOTE 6 – RELATED PARTY TRANSACTIONS

On July 1, 2025, the Company entered into a loan agreement with Raihan Ashraf for a principal amount of $25,000 bearing interest at 10.0% per annum and maturing in seven years. The agreement requires monthly interest only payments during the first three years, followed by monthly principal and interest payments for the remaining term. As additional consideration, the Company agreed to issue 12,500 shares of common stock to the lender. As of December 31, 2025, the outstanding balance of this loan was $25,000.
On August 1, 2025, the Company entered into a loan agreement with Osvaldo Fernandez for a principal amount of $150,000 bearing interest at 8.0% per annum and maturing on August 1, 2031. The agreement requires monthly interest only payments during the first two years, followed by monthly principal and interest payments for the remaining term. As additional consideration, the Company agreed to issue 75,000 shares of common stock to the lender. The loan is unsecured and may be prepaid at any time without penalty. As of December 31, 2025, the outstanding balance of this loan was $150,000.

On October 9, 2025, the Company entered into a loan agreement with Osvaldo Fernandez for a principal amount of $100,000 bearing interest at 12.0% per annum and maturing on November 1, 2031. The agreement requires monthly interest only payments during the first two years, followed by monthly principal and interest payments for the remaining term. As additional consideration, the Company agreed to issue 25,000 shares of common stock to the lender. The loan is unsecured and may be prepaid at any time without penalty. As of December 31, 2025, the outstanding balance of this loan was $100,000.

On June 16, 2025, the Company entered into a loan agreement with Benjamin Urquhart for a principal amount of $50,000 bearing interest at 6.0% per annum and maturing seven years from the effective date.

The agreement requires monthly interest only payments during the first three years, followed by monthly principal and interest payments during the remaining term. As additional consideration, the Company agreed to issue 25,000 shares of common stock to the lender. The loan is unsecured. As of December 31, 2025, the outstanding balance of this loan was $50,000.

On June 17, 2025, the Company entered into a loan agreement with Saqib Islam for a principal amount of $50,000 bearing interest at 10.0% per annum and maturing seven years from the effective date. The agreement requires monthly interest only payments during the first three years, followed by monthly principal and interest payments during the remaining term. As additional consideration, the Company agreed to issue 25,000 shares of common stock to the lender. The loan is unsecured. As of December 31, 2025, the outstanding balance of this loan was $50,000.

On December 31, 2025, the Company entered into a loan agreement with Kyle Cunningham, its Chief Executive Officer, under which the Company received an initial advance of $25,000, followed by an additional advance of $10,000 on January 9, 2026, for a total principal amount of $35,000. The loan bears simple interest totaling $3,500, does not compound, and requires repayment of all principal and interest in a single lump sum payment on March 1, 2026. The loan was approved by disinterested members of the Company's board of directors, is unsecured, and may be prepaid at any time without penalty. As of December 31, 2025, the outstanding principal balance of the loan was $25,000.

As of December 31, 2024, the Company had a receivable due from its shareholder, Kyle Cunningham, totaling $5,000.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through August 14, 2026, the issuance date of these financial statements.

On January 9, 2026, the Company received an additional advance of $10,000 from Kyle Cunningham under the loan agreement described in Note 6, bringing the total principal amount to $35,000.

On January 14, 2026, the Company entered into a loan agreement with Hasin Boksh for a principal amount of $25,000 at 12.0% interest per annum, maturing February 1, 2030, and issued 6,250 shares of common stock to the lender as bonus equity consideration.

On January 29, 2026, the Company entered into a Business Loan and Security Agreement with WebBank under the Toast Capital program for a principal amount of $12,300 with a fixed fee of $738, repaid through a 13.2% daily holdback of payment card receipts.

On February 16, 2026, the Company entered into a loan agreement with Beth DiGiacinto for a principal amount of $50,000 at 14.0% interest per annum with a total term of 48 months.

On April 5, 2026, the Company entered into a loan agreement with Benjamin Urquhart that refinanced and replaced in full the prior loan agreement dated June 16, 2025, for a total principal amount of $100,000 ($50,000 of previously outstanding principal and $50,000 of new capital) at 10.0% interest per annum, maturing April 1, 2031.

On April 20, 2026, the Company entered into a loan agreement with Edison Tam for a principal amount of $100,000 at 6.5% interest per annum with a term of 36 months, and issued 20,000 shares of common stock to the lender as additional consideration.

On May 14, 2026, the Company and its affiliated entities entered into a Fourth Amendment to the Amended and Restated Credit Purchase Agreement with inKind Cards Inc., inKind Credit Fund LP, and inKind Warehouse Facility, LLC, which reaffirmed prior food and beverage credit purchases, acknowledged a fifth credit purchase of $400,000 of credit for $200,000, and a sixth credit purchase commitment of $200,000 of credit for $100,000.

Subsequent to December 31, 2025, the Company formed three new wholly owned subsidiaries, each a Nevada limited liability company: A&O III LLC (formed March 3, 2026), TCC Centennial Hills LLC (formed April 23, 2026), and TCC Arts District LLC (formed June 10, 2026).

There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Kyle Cunningham, the Chief Executive Officer of The Coffee Class Corporation, hereby certify that the financial statements of The Coffee Class Corporation and notes thereto for the periods ending December 31, 2025 and December 31, 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2025 the amounts reported on our tax returns were net sales of $4,474,979 (Form 1120, line 1c); total income of $1,773,986 (Form 1120, line 11); taxable income of ($27,615) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 29th day of September, 2026.

Kyle Cunningham

Chief Executive Officer

September 29, 2026